UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Pathfinder Acquisition Corporation

(Name of Subject Company)

Pathfinder Acquisition Corporation

(Name of Person Filing Statement)

Class A Ordinary Shares, $0.0001 par value per share

(Title of Class of Securities)

G04119106

(CUSIP Number of Class of Securities)

David Chung

Chief Executive Officer

Pathfinder Acquisition Corporation

1950 University Avenue, Suite 350

Palo Alto, California 94303

(650) 321-4910

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

With copies to:

Matthew R. Pacey P.C.

Kirkland & Ellis LLP

609 Main Street

Houston, Texas 77002

(713) 836-3600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

Name and Address

The name of the subject company is Pathfinder Acquisition Corporation, a Cayman Islands exempted company (“Pathfinder” or the “Company” and, after the Domestication and the closing of the Business Combination (each as defined herein), “New Movella”). Unless the context indicates otherwise, the terms “us,” “we” and “our” refer to Pathfinder. The address of Pathfinder’s principal executive office is 1950 University Avenue, Suite 350, Palo Alto, California 94303. The telephone number of Pathfinder’s principal executive office is (650) 321-4910.

Securities

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Pathfinder’s Class A ordinary shares, par value $0.0001 per share (each such share, a “Share” and, collectively, the “Shares”). As of December 14, 2022, there were 32,500,000 Shares issued and outstanding.

Item 2. Identity and Background of Filing Person.

Name and Address

Pathfinder, the subject company, is the person filing this Schedule 14D-9. The name, business address and business telephone number of Pathfinder are set forth in “Item 1. Subject Company Information - Name and Address” above.

Tender Offer

This Schedule 14D-9 relates to the tender offer (the “Offer”) by FP Credit Partners II, L.P., a Cayman Islands exempted limited partnership, and FP Credit Partners Phoenix II, L.P., a Cayman Islands exempted limited partnership, (collectively, the “Purchasers”), to purchase up to 7,500,000 Shares of the issued and outstanding Shares held by shareholders of the Company (each a “Shareholder” and, collectively, the “Shareholders”) other than those Shares already held by the Purchasers or their affiliates, if any, at an offer price of $10.00 in cash per Share, without interest on the purchase price and less any applicable withholding taxes. The Offer is on the terms and subject to the other conditions specified in the Offer to Purchase, dated December 5, 2022 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”). The Offer is more fully described in the Tender Offer Statement on Schedule TO (as it may be amended or supplemented from time to time, the “Schedule TO”), which was initially filed by the Purchasers with the Securities and Exchange Commission (the “SEC”) on November 10, 2022.

The Purchasers commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”)) the Offer on December 5, 2022. On the terms and subject to the conditions set forth in the Offer to Purchase and Letter of Transmittal, the Offer is initially scheduled to expire at 11:59 p.m., Eastern Time, on January 4, 2023 (the date and time at which the Offer expires by its terms, including as it may be extended in accordance with the Offer to Purchase, the “Expiration Time”). On the terms and subject to the conditions of the Offer set forth in the Offer to Purchase and Letter of Transmittal (including, if and to the extent that the Expiration Time is extended or the terms or conditions of the Offer are amended, such terms and conditions as set forth in any such extension or amendment, including as more fully described in “The Offer–Section 9–Conditions; Termination; Waivers; Extensions; Amendments” in the Offer to Purchase filed as Exhibit (a)(1)(A) to this Schedule 14D-9) and provided, that, the Offer has not been terminated, the Purchasers will first purchase all “odd lots” of less than 100 Shares from Shareholders who properly tender all of their Shares and who do not properly withdraw them before the Expiration Time, and after purchasing such “odd lots,” will purchase Shares from all other Shareholders who properly tender Shares and who do not properly withdraw them before the Expiration Time, on a pro rata basis, with appropriate adjustments to avoid purchases of fractional shares, until the Purchasers have acquired Shares representing $75.0 million in value.

The consummation of the Offer is not conditioned on financing or any minimum number of Shares being tendered by Shareholders but is subject to certain other conditions as more fully described in “The Offer–Section 1–General Terms” and “The Offer–Section 9–Conditions; Termination; Waivers; Extensions; Amendments” in the Offer to Purchase filed as Exhibit (a)(1)(A) to this Schedule 14D-9. The foregoing summary of the Offer is qualified in its entirety by the descriptions contained in the Offer to Purchase and the Letter of Transmittal (including as the same may be amended, supplemented or otherwise modified).

Copies of the Offer to Purchase and the Letter of Transmittal, each dated as of December 5, 2022, are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to this Schedule 14D-9 and are incorporated herein by reference. Copies of forms of certain letters distributed by the Purchasers in connection with the Offer as well as the Purchasers’ form of Summary Advertisement published in the New York Times are filed as Exhibits (a)(1)(C) and (a)(1)(D), respectively, to this Schedule 14D-9. The press release, dated December 5, 2022, issued by the Purchasers announcing the commencement of the Tender Offer is included as Exhibit (a)(1)(E) to this Schedule 14D-9.

As set forth in the Schedule TO, the principal executive office of the Purchasers is located at 1114 Avenue of the Americas, 15th Floor, New York, NY 10036. The telephone number of the Purchasers is (646) 434-1343.

Information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be found on the SEC’s website at https://www.sec.gov, or on the investor relations section of Pathfinder’s website at https://www.pathfinderacquisition.com/investor-relations.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth or incorporated by reference in this Schedule 14D-9, to the Company’s knowledge, as of the date on which this Solicitation/Recommendation Statement was filed with the SEC, no material agreement, arrangement or understanding exists, nor is there an actual or potential conflict of interest, between (a) the Company, its executive officers, directors or affiliates and (b) the Purchasers and any of their respective executive officers, directors or affiliates.

The purpose of the Offer is to comply with provisions of the Commitment Letter, dated as of October 3, 2022, by and among the Company, Movella Inc., a Delaware corporation (“Movella”), Motion Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and FP Credit Partners, L.P., on behalf of certain of its managed funds, affiliates, financing parties or investment vehicles (collectively, “FPCP”) (the “Commitment Letter”), which contemplated that the Purchasers would conduct the Offer for up to $75.0 million of the Shares in connection with providing up to $75.0 million of financing to support the transactions as contemplated by the Business Combination Agreement, dated October 3, 2022, by and among the Company, Movella and Merger Sub (the “Business Combination Agreement”). The foregoing description of the purpose of the Offer is more fully described in the Offer to Purchase under “The Offer—Section 5.B—Background and Purpose of the Offer—Establishment of Offer Terms and Purpose of the Offer” and is incorporated as Exhibit (a)(1)(A) to this Schedule 14D-9.

Under the terms of the Commitment Letter, FPCP also committed to cause the Purchasers to launch the Offer and, to the extent the total amount of Shares tendered and actually purchased upon expiration of the Offer is less than $75.0 million, to purchase from Pathfinder an amount of post-Domestication (as defined below) shares of common stock of New Movella (as defined below), par value $0.00001 per share (“New Movella Common Stock”) equal to the difference between $75.0 million and the amount purchased by the Purchasers in the Offer (the “Private Placement”).

Note Purchase Agreement

In connection with the Commitment Letter, on November 14, 2022, Movella and certain of its subsidiaries, Wilmington Savings Fund Society, FSB, as administrative agent and collateral agent, and FP Credit Partners II AIV, L.P. and FP Credit Partners Phoenix II AIV, L.P., as purchasers (the “Note Purchasers”), entered into a Note Purchase Agreement (the “Note Purchase Agreement”) pursuant to which, (a) Movella issued and sold to the Note Purchasers, and the Note Purchasers purchased, senior secured notes of Movella in an aggregate original principal amount of $25.0 million (the “Pre-Close Facility”), and (b) subject to the fulfillment of certain conditions precedent (including the consummation of the Merger (as defined below)), Movella agreed to make a deemed issuance and sale to the Note Purchasers, and the Note Purchasers agreed to make a deemed purchase, on the closing date of the Domestication, the Merger and other transactions contemplated by the Business Combination Agreement (collectively, the “Business Combination”) (the “Closing Date”), of venture-linked senior secured notes in an aggregate original principal amount of $75.0 million (the “VLN Facility”).

The obligations of Movella under the Note Purchase Agreement are guaranteed by certain of its subsidiaries and secured by substantially all of Movella’s and such subsidiaries’ assets. Upon consummation of the Merger, New Movella will also be required to become a guarantor of the obligations under Note Purchase Agreement, which will be secured by substantially all of New Movella’s assets.

The commitment to provide the VLN Facility terminates upon the earliest to occur of (i) the termination of the Business Combination Agreement in accordance with its terms prior to the Closing Date and (ii) April 30, 2023, if the Merger has not been consummated on or prior to April 30, 2023 (the “VLN Termination Date”). If the VLN Termination Date occurs, the Pre-Close Facility will mature on November 14, 2025. If the Business Combination is consummated (the “Closing”) and the VLN Facility is deemed funded pursuant to the terms of the Note Purchase Agreement, the VLN Facility will mature five years after the date of the Closing.

The proceeds of the Pre-Close Facility were used, in part, to refinance certain existing debt of Movella and its subsidiaries and to pay a portion of the transaction fees and expenses associated with the financing arrangements contemplated by the Commitment Letter (the “FP Financing”), with the remaining proceeds available for growth and working capital and general corporate purposes. A portion of the deemed proceeds of the VLN Facility will be used on the Closing Date to refinance the Pre-Close Facility in full and to pay transaction expenses associated with the FP Financing. After the Closing, the remaining deemed proceeds of the VLN Facility will be available for growth and working capital and general corporate purposes.

Pursuant to the Note Purchase Agreement, New Movella will have the right, subject to certain exceptions, to cause the Purchasers to sell all or a portion of the Shares purchased in the Offer and New Movella Common Stock purchased in the Private Placement at any time at its sole discretion over the life of the VLN Facility, and a percentage of the proceeds (which percentage is a function of when proceeds are generated, based on a predetermined schedule with a sliding scale) of any such sale shall be applied as a credit against the outstanding obligations under the VLN Facility upon a repayment of the VLN Facility in full or a refinancing event.

A copy of the Note Purchase Agreement is filed as Exhibit (e)(4) to this Schedule 14D-9 and is incorporated herein by reference, and the foregoing description of the Note Purchase Agreement is qualified in its entirety by reference thereto. The Note Purchase Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Note Purchase Agreement or other specific dates, as specified therein. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties, including for the purpose of allocating risk among the parties rather than establishing matters as facts, and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement.

Equity Grant Agreement

On November 14, 2022, the Company entered into an Equity Grant Agreement (the “Equity Grant Agreement”), by and among the Company and the Purchasers. The Equity Grant Agreement was entered into in connection with the Business Combination Agreement, pursuant to which, among other things, (i) the Company will domesticate as a Delaware Corporation (the “Domestication”) prior to the Closing and (ii) Merger Sub will merge with and into Movella (the “Merger”), with New Movella being the surviving entity (the transactions contemplated by the Business Combination Agreement, including the Merger, the “Transaction”).

In connection with the Business Combination Agreement, the Company, Merger Sub, Movella and FPCP, entered into the Commitment Letter pursuant to which, among other things, FPCP committed $75.0 million of financing to support the Transaction. A portion of FPCP’s commitments under the Commitment Letter have been replaced by the commitments set forth in the Note Purchase Agreement described above. Under the terms of the Commitment Letter, FPCP also committed to cause the Purchasers to launch the Offer and, to the extent the total amount of Shares tendered and actually purchased upon expiration of the Offer is less than $75.0 million, to purchase from Pathfinder an amount of New Movella Common Stock equal to the difference between $75.0 million and the amount purchased by the Purchasers in the Offer.

Pursuant to the Equity Grant Agreement, Pathfinder has agreed to grant 1,000,000 shares of New Movella Common Stock to the Purchasers on the Closing Date. Pathfinder’s obligations to make the equity grant pursuant to the Equity Grant Agreement are subject to, among other things, the Purchasers acquiring $75.0 million of (i) Shares pursuant to the Offer, (ii) New Movella Common Stock pursuant to the Private Placement or (iii) a combination thereof.

A copy of the Equity Grant Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference, and the foregoing description of the Equity Grant Agreement is qualified in its entirety by reference thereto. The Equity Grant Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Equity Grant Agreement or other specific dates, as specified therein. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties, including for the purpose of allocating risk among the parties rather than establishing matters as facts, and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement.

Transaction Support Agreement

On November 14, 2022, the Company, Pathfinder Acquisition LLC, Movella and the Purchasers (in such capacity, the “Supporting Shareholders”) entered into a transaction support agreement (the “Transaction Support Agreement”), pursuant to which each Supporting Shareholder agreed to, among other things: (i) be bound by and subject to certain covenants and agreements related to, or in furtherance of, the transactions contemplated by the Business Combination Agreement and the ancillary documents thereto; (ii) vote all equity securities of the Company that the Purchasers and their affiliates have or acquire record and beneficial ownership of (the “Subject Securities”), and grant a proxy to the Company (or its applicable designee) to vote such Subject Securities, in each case, in favor of the Business Combination Agreement, the transactions contemplated thereby and certain other proposals to be presented to the shareholders of the Company; (iii) take, or cause to be taken, any actions necessary or advisable to not consent to any direct or indirect transfers of equity securities of the Company on the terms and subject to the conditions set forth in the Transaction Support Agreement; and (iv) to refrain from redeeming or tendering any Subject Securities.

A copy of the Transaction Support Agreement is filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated herein by reference, and the foregoing description of the Transaction Support Agreement is qualified in its entirety by reference thereto. The Transaction Support Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Transaction Support Agreement or other specific dates, as specified therein. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties, including for the purpose of allocating risk among the parties rather than establishing matters as facts, and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement.

Shareholder Rights Agreement

Concurrently with the execution of the Business Combination Agreement, Pathfinder entered into a registration and shareholder rights agreement (the “Shareholder Rights Agreement”) by and among Pathfinder, Pathfinder Acquisition LLC, a Delaware limited liability company (the “Sponsor”), Movella, FPCP and certain other equityholders of Movella from time to time party thereto (collectively, the “Investors”), to be effective upon the Closing, pursuant to which, among other things, the Investors have been granted certain customary registration rights.

Pursuant to the Shareholder Rights Agreement, the Sponsor and the Legacy Pathfinder Holders (as defined in the Shareholder Rights Agreement) have agreed that, subject to certain customary exceptions, they will not effect any sale or distribution of New Movella equity securities during the period commencing on the Closing Date and ending on the earlier of (a) the date that is three hundred and sixty five (365) days following the Closing Date and (b) (i) the first date on which the closing price of the New Movella Common Stock has been greater than or equal to $12.00 per share (as adjusted for share subdivisions, share capitalizations, share consolidations, reorganizations, recapitalizations and the like) measured using the daily closing price for any 20 trading days within a 30-trading day period commencing at least one hundred and fifty (150) days after the Closing Date or (ii) the date on which New Movella completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all New Movella’s shareholders having the right to exchange their New Movella Common Stock for cash, securities or other property. Each other Investor, including FPCP, has agreed that, subject to certain customary exceptions, he, she, or it shall not effect any sale or distribution of New Movella Common Stock (other than any FP Shares) during the period commencing on the Closing Date and ending on the date that is one hundred and eighty (180) days following the Closing Date.

A copy of the Shareholder Rights Agreement is filed as Exhibit (e)(5) to this Schedule 14D-9 and is incorporated herein by reference, and the foregoing description of the Shareholder Rights Agreement is qualified in its entirety by reference thereto.

Item 4. The Solicitation or Recommendation.

(a) Solicitation Recommendation - No Opinion/Remaining Neutral Toward the Offer.

The Pathfinder Board of Directors (the “Board”), acting on behalf of the Company, expresses no opinion and remains neutral with respect to the Offer. The Board has not made a determination as to whether the Offer is fair to or in the best interests of the Shareholders and makes no recommendation as to whether the Shareholders should accept the Offer and tender their Shares (and, if so, how many Shares to tender) or reject the Offer and not tender their Shares.

The Board has determined that each Shareholder’s decision as to whether or not to tender its Shares in the Offer and, if so, how many Shares to tender, is a personal investment decision based upon the individual Shareholder’s particular circumstances. Accordingly, the Board urges each Shareholder to make its own decision as to whether to tender its Shares in the Offer and, if so, how many Shares to tender, based on all available information, including the Shareholder’s investment objectives, the recent market prices of the Shares, the Shareholder’s own views as to the Company’s prospects and outlook, the factors considered by the Board (as described below) and any other factors that the Shareholder deems relevant to its investment decision. Each Shareholder should carefully read this Schedule 14D-9, the Offer to Purchase, the Letter of Transmittal and other materials related to the Offer before making any decision regarding tendering its Shares in the Offer. In addition, Shareholders should review the Company’s financial and other information filed by the Company with the SEC, including the Business Combination Agreement and the Company’s Registration Statement on Form S-4 (File No. 333-268068), initially filed with the SEC on October 31, 2022 (the “Registration Statement”). The Board also urges each Shareholder to consult with its financial and tax advisors regarding the Offer and the implications of such Shareholder tendering some or all of their Shares in the Offer.

(b) Reasons for the Board’s Position.

In evaluating the Offer and determining to express no opinion and remain neutral with respect to the Offer, the Board consulted with the Company’s senior management and other advisors and considered a number of factors. The factors that the Board believed were in favor of expressing no opinion and remaining neutral with respect to the Offer included the following:

•

Individual Investment Decision. The Board considered that each Shareholder can make an independent judgment as to whether to maintain its interest in the Company or to reduce or eliminate its interest in the Company by participating in the Offer, based on all of the available information. Personal considerations that the Board believed could be relevant to each individual Shareholder’s decision may include (but are not limited to) the following:

•

the Shareholder’s determination of the adequacy of the offer price in light of the recent market prices of the Shares and the Shareholder’s own views as to the Company’s prospects and outlook beyond the Expiration Time;

•	the Shareholder’s investment objectives, including its investment size, time horizon and need for liquidity or diversification of its investment portfolio;

•	other investment opportunities, including other types of investments, available to the Shareholder; and

•	the tax consequences to the Shareholder of participating in the Offer (for which the Shareholder may wish to consult with competent tax advisors).

•

Not a Change of Control Transaction. The Board considered that the completion of the Offer by the Purchasers would not by itself result in a change of control of the Company and the Shares would continue to be publicly traded on the Nasdaq Capital Market following the completion of the Offer.

•

Ability to Change Position. The Board considered the fact that it can change its position and make a recommendation with respect to the Offer at a later time prior to the expiration of the Offer, if there is a material change of circumstances or additional material information comes to the attention of the Board. The Board also considered the fact that the Shareholders who tender their Shares in the Offer would have withdrawal rights, as provided in the Offer to Purchase, and could withdraw any Shares tendered in the Offer prior to the expiration of the Offer if they desire to do so, including based on any changes to the Board’s position with respect to the Offer.

As part of the Board’s consideration of its position with respect to the Offer, the Board also recognized that there were certain factors that were in favor of recommending that Shareholders accept the Offer and tender their Shares in the Offer, as well as certain factors that were in favor of recommending that Shareholders reject the Offer and not tender their Shares in the Offer.

The factors that the Board considered which were in favor of recommending that Shareholders accept the Offer and tender their Shares in the Offer included the following:

•

Offer Price Represents a Premium to Pre-Announcement Trading Price. The Board reviewed the historical market prices and trading information with respect to the Shares. Shareholders should review the information regarding the historical price performance of the Shares set forth in the Offer to Purchase under “The Offer–Section 6–Price Range of Class A Shares” and should also obtain a current market quotation for the Shares.

•

Shares Sold in the Offer Will Not be Subject to Operational Risks. The Board considered that the Offer provides for a cash purchase price to Shareholders who tender their Shares in the Offer, thereby eliminating the risks and uncertainties associated with owning Shares, including the financial markets generally.

The factors that the Board considered which were in favor of recommending that Shareholders reject the Offer and not tender their Shares in the Offer included the following:

•

Shares Tendered in the Offer Might Benefit from a Future Increase in Value of the Company. The Board considered the fact that Shareholders whose Shares are tendered and purchased in the Offer might otherwise be able to participate in any potential value creation of the Company that could be generated going forward. The Board also considered that such Shareholders might be otherwise able to participate in potential future strategic transactions involving the Company, such as the Business Combination.

•

Proration. The Board also considered that if the Offer is oversubscribed, the Purchasers may not accept for purchase all of the Shares tendered by Shareholders, in accordance with the proration mechanism set forth in the Offer to Purchase. As a result, a Shareholder may not be able to dispose of all of its Shares in the Offer, even if it wishes to do so.

•

Tax Treatment. The Board considered the fact that gains from the sale of Shares to the Purchasers in the Offer could be taxable for U.S. federal income tax purposes to certain Shareholders who tender their Shares in the Offer. Shareholders should review the information set forth in the Offer to Purchase under “The Offer–Section 10–Material U.S. Federal Income Tax Consequences.”

The Board determined that, in light of these factors, the Company should express no opinion and should remain neutral with respect to the Offer. The Board suggests that each Shareholder consider, among other things, the foregoing factors and such individual Shareholder’s personal circumstances and beliefs in deciding whether to tender its Shares in the Offer. In addition, Shareholders should consult their own financial, tax and legal advisors and make such other investigations concerning the Offer as they deem necessary in order to make an informed decision with respect to the Offer.

The foregoing discussion of information and factors considered by the Board in determining that the Board should express no opinion and should remain neutral with respect to the Offer is not intended to be exhaustive. In light of the variety of factors considered in connection with its evaluation of the Offer, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations. Moreover, each member of the Board applied his or her own personal business judgment to the process and may have given different weight to different factors.

(c) Intent to Tender.

To the Company’s knowledge after reasonable inquiry, no executive officer, director, affiliate or subsidiary of the Company currently intends to tender any of the Shares that are held of record or beneficially owned by such persons pursuant to the Offer.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

Neither the Company nor any person acting on its behalf has, directly or indirectly, employed, retained or compensated, or agreed to employ, retain or compensate, any person or class of persons to make solicitations or recommendations to Shareholders on its behalf concerning the Offer.

Item 6. Interest in Securities of the Subject Company.

The information set forth in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Note Purchase Agreement” and “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Equity Grant Agreement” is incorporated herein by reference.

Except as set forth or incorporated by reference in this Schedule 14D-9, the Company is not aware of any transactions with respect to the Shares that have been effected by the Company, or to the Company’s knowledge, by any of its executive officers or directors, affiliates, or subsidiaries during the past 60 days.

Item 7. Purposes of the Transaction and Plans or Proposals.

The information set forth in “Item 3. Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference.

Except as indicated in this Schedule 14D-9 (including the exhibits hereto), Pathfinder is not undertaking or engaged in any negotiations in response to the Offer that relate to: (i) a tender offer for or other acquisition of Pathfinder’s securities by Pathfinder or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Pathfinder; (iii) any purchase, sale or transfer of a material amount of assets of Pathfinder; or (iv) a material change in the present dividend rate or policy, indebtedness or capitalization of Pathfinder.

Transactions and Other Matters

Except as set forth in this Schedule 14D-9 (including the exhibits hereto) with respect to the Note Purchase Agreement and related ancillary agreements, there is no transaction, resolution of the Board, agreement in principle or signed contract that is entered into in response to the Offer that relates to or would result in one or more of the matters referred to in the immediately preceding paragraph of this Item 7.

Item 8. Additional Information.

Conditions to the Offer

The Offer is subject to the conditions set forth in “The Offer–Section 9–Conditions; Termination; Waivers; Extensions; Amendments” in the Offer to Purchase filed as Exhibit (a)(1)(A) to this Schedule 14D-9, which is incorporated herein by reference.

Regulatory Approvals

We are not aware of any license or regulatory permit that is reasonably likely to be material to our business that might be adversely affected by the Purchaser’s acquisition of Shares as contemplated in the Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic, foreign or supranational, that would be required for the Purchaser’s acquisition or ownership of Shares as contemplated by the Offer.

Legal Proceedings

There are currently no legal proceedings arising out of or relating to the Offer, but legal proceedings arising out of or relating to the Offer may be filed in the future.

Disclaimer

We expressly disclaim any liability with respect to the Schedule TO.

No Offer or Solicitation

This Schedule 14D-9 is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential Business Combination between Movella and Pathfinder. This Schedule 14D-9 does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities of Pathfinder or Movella, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in Solicitation

Pathfinder and Movella and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the Business Combination. Information about the directors and executive officers of Pathfinder is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2021. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation of the shareholders of Pathfinder and a description of their direct and indirect interests in Pathfinder, by security holdings or otherwise, are included on the Registration Statement filed with SEC and will be included on other relevant materials to be filed with the SEC regarding the Business Combination when they become available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. When available, these documents can be obtained free of charge from the sources indicated above.

Additional Information and Where to Find It

In connection with the Business Combination, Pathfinder has filed the Registration Statement with the SEC, which includes a preliminary proxy statement to be distributed to holders of Pathfinder’s ordinary shares in connection with Pathfinder’s solicitation of proxies for the vote by Pathfinder’s shareholders with respect to the Business Combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Movella’s shareholders in connection with the Business Combination. After the Registration Statement has been declared effective, Pathfinder will mail a definitive proxy statement/prospectus to holders of its ordinary shares as of the record date to be established for voting on the Business Combination. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Pathfinder, Movella, and the Business Combination. Investors and security holders may obtain free copies of the Registration Statement, preliminary proxy statement/prospectus and definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Pathfinder through the website maintained by the SEC at http://www.sec.gov. The documents filed by Pathfinder with the SEC also may be obtained free of charge at Pathfinder’s website at www.pathfinderacquisition.com or upon written request to Pathfinder at 1950 University Avenue, Suite 350, Palo Alto, CA 94303.

Cautionary Statements Regarding Forward-Looking Statements

This Schedule 14D-9 contains “forward-looking statements” regarding Pathfinder, Movella, and the combined company. Statements in this Schedule 14D-9 that are not historical in nature may constitute forward-looking statements. In addition, any statements that refer to Pathfinder’s, Movella’s, or the combined company’s future expectations, beliefs, plans, objectives, financial conditions, assumptions, performance, projections, forecasts, or estimates, including with respect to financial or other performance or valuation metrics or market size or opportunity, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These statements are based on various assumptions, whether or not identified in this Schedule 14D-9, and on the current expectations of Pathfinder’s or Movella’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. The words “anticipate,” “believe,” “continue,” “could,” “enable,” “estimate,” “expect,” “extend,” “future,” “intend,” “may,” “might,” “opportunity,” “outlook,” “plan,” “position,” “possible,” “potential,” “predict,” “project,” “see,” “seem,” “should,” “will,” “would,” and similar expressions, or the negative of such expressions, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this Schedule 14D-9 include, but are not limited to, statements regarding the following: Pathfinder’s or Movella’s management team’s expectations, hopes, beliefs, intentions or strategies regarding the future; the potential impact of the transaction on Movella and the combined company, including allowing Movella to continue to rapidly scale its platform and further invest in market-leading movement capture and digitization solutions; the ability of Movella’s solutions to enable real-time digitized movement in the emerging high-growth areas of the Metaverse, next-generation gaming, live streaming and other applications; the anticipated use of capital raised from the transaction to further scale and grow the business; the expectation that Movella and the combined company, as applicable, may achieve breakeven on an Adjusted EBITDA basis as early as the third quarter of 2023 and profitability on an Adjusted EBITDA basis as early as the third quarter of 2023; the belief that Movella’s proprietary technology, scalable business model, and experienced leadership team will position Movella to extend its leadership position and continue to deliver innovations that drive the industry; the anticipated or potential features, benefits, and applications for Movella’s products and technology and timing thereof; the market opportunity for Movella’s products and technology; the anticipated timing of the Closing; and the anticipated gross proceeds the Business Combination, including the FP Financing, is expected to deliver to the combined company.

These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Pathfinder’s or Movella’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Although each of Pathfinder and Movella believes that it has a reasonable basis for each forward-looking statement contained in this Schedule 14D-9, each of Pathfinder and Movella caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. These risks and uncertainties include, but are not limited to, the following: (i) Pathfinder’s and Movella’s ability to complete the Business Combination, including the FP Financing, during the anticipated timeframe or at all; (ii) Movella’s success in retaining or recruiting, or changes required in, officers, key employees, or directors following the Business Combination; (iii) the funds in the trust account being available to Pathfinder or the combined company; (iv) Pathfinder’s or the combined company’s ability to obtain additional financing to complete the Business Combination; (v) Pathfinder’s public securities’ liquidity and trading and those of the combined company; (vi) the lack of a market for Pathfinder’s or the combined company’s securities; (vii) the use of funds not held in the trust account or available to Pathfinder from interest income on the trust account balance; (viii) the trust account not being subject to claims of third parties; (ix) general economic conditions and Movella’s financial performance; (x) the impact of the COVID-19 pandemic, macroeconomic conditions, and geopolitical crises; (xi) the number of Pathfinder shareholders voting against the business combination proposal; (xii) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement; (xiii) the ability to achieve and maintain the listing of the combined company’s shares on a national securities exchange following the business combination; (xiv) changes adversely affecting the businesses in which Movella is engaged; (xv)

management of growth; (xvi) Movella’s ability to execute on its business strategy and plans; (xvii) the result of future financing efforts; and (xviii) risks related to regulatory matters, as well as the factors described under the heading “Risk Factors” in Pathfinder’s Annual Report on Form 10-K for the year ended December 31, 2021, Pathfinder’s registration statement on Form S-1 (File No. 333-252498), the Registration Statement, and other documents filed by Pathfinder from time to time with the SEC.

If any of these risks materialize or the underlying assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Pathfinder nor Movella presently know or that Pathfinder and Movella currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Pathfinder’s and Movella’s expectations, plans or forecasts of future events and views as of the date of this Schedule 14D-9. Pathfinder and Movella anticipate that subsequent events and developments will cause Pathfinder’s and Movella’s assessments to change. However, while Pathfinder and Movella may elect to update these forward-looking statements at some point in the future, Pathfinder and Movella specifically disclaim any obligation to do so, except to the extent required by applicable law. These forward-looking statements should not be relied upon as representing Pathfinder’s and Movella’s assessments as of any date subsequent to the date of this Schedule 14D-9. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Item 9. Exhibits.

The following Exhibits are filed herewith or incorporated herein by reference.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated December 5, 2022 (incorporated by reference to the Schedule TO of the Purchasers filed with the SEC on December 5, 2022).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to the Schedule TO of the Purchasers filed with the SEC on December 5, 2022).

(a)(1)(C)	Form of Letter to Clients of Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to the Schedule TO of the Purchasers filed with the SEC on December 5, 2022).

(a)(1)(D)	Form of Summary Advertisement, published December 5, 2022 in The New York Times (incorporated by reference to the Schedule TO of the Purchasers filed with the SEC on December 5, 2022).

(a)(1)(E)	Form of Press Release issued by FP Credit Partners II, L.P. and FP Credit Partners Phoenix II, L.P., dated December 5, 2022 (incorporated by reference to the Schedule TO of the Purchasers filed with the SEC on December 5, 2022).

(e)(1)	Equity Grant Agreement, dated as of November 14, 2022, by and among Pathfinder Acquisition Corp., FP Credit Partners II, L.P. and FP Credit Partners Phoenix II, L.P. (incorporated by reference to our Current Report on Form 8-K filed with the SEC on November 18, 2022)

(e)(2)	Commitment Letter, dated October 3, 2022, by and among FP Credit Partners, L.P., Movella Inc., Pathfinder Acquisition Corporation and Motion Merger Sub, Inc (incorporated by reference to the Schedule TO of the Purchasers filed with the SEC on December 5, 2022).

(e)(3)	Transaction Support Agreement, dated as of November 14, 2022, by and among Pathfinder Acquisition Corp., Movella Inc., Pathfinder Acquisition LLC, FP Credit Partners II, L.P. and FP Credit Partners Phoenix II, L.P. (incorporated by reference to our Current Report on Form 8-K filed with the SEC on November 18, 2022)

(e)(4)	Note Purchase Agreement, dated as of November 14, 2022, by and among Movella Inc., Movella Technologies N.A. Inc., Movella Canada Company, Griffin Holdings Limited, Kinduct Technologies Inc., Wilmington Savings Fund Society, FSB, FP Credit Partners II AIV, L.P. and FP Credit Partners Phoenix II AIV, L.P. (incorporated by reference to our Current Report on Form 8-K filed with the SEC on November 18, 2022)

(e)(5)	Shareholder Rights Agreement, dated as of October 3, 2022, by and among Movella Inc., Pathfinder Acquisition LLC and the other parties named therein. (incorporated by reference to the Schedule TO of the Purchasers filed with the SEC on December 5, 2022).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PATHFINDER ACQUISITION CORPORATION

By:	/s/David Chung
	Name:	David Chung
	Title:	Chief Executive Officer

Date: December 16, 2022